

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2021

John Kao
Chief Executive Officer
Alignment Healthcare, Inc.
1100 W. Town and Country Road, Suite 1600
Orange, CA 92868

> **Re: Alignment Healthcare, Inc.**
> **Registration Statement on Form S-1**
> **Response dated March 12, 2021**
> **File No. 333-253824**

Dear Mr. Kao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Executive Compensation
Equity Incentive Compensation, page 142

1. Refer to your response to comment fourteen from our December 21, 2020 letter. Please provide us the following information:
    - The discount for marketability applied to your December Valuation
    - The fair value of the Company and Incentive Units issued if 100% probability of the Offering had been used in your December Valuation
    - An analysis allocating the estimated total equity value for each of your valuation dates to the different classes of membership units outstanding as of the valuation date. Include in this analysis the number of each class of unit outstanding as of the valuation date, and any assumptions used in the valuation specific to each class of

       unit.
- A description of the terms of each class of membership unit; and
- An estimated conversion rate for each class of unit into common stock as a result of the corporate conversion described on page 72.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rolf Sundwall at 202-551-3105 or Sharon Blume, Accounting Branch Chief, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance